





Johnson Institutional Short Duration Bond Fund

JOHNSON MUTUAL FUNDS

CLASS I: JIBDX CLASS F: JIMDX

AS OF: MARCH 31 , 2021

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS F

★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBDX	JIMDX
CUSIP:	479164600	479164816
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

ICE BofAML U.S. Corp & Gov't Index, 1-3 Years

Average Credit Quality:	AA-
SEC Yield:	0.64% (Class I)
Effective Duration:	2.38 years
Weighted Average Life:	2.55 years
Portfolio Turnover:	61.62% (12-mo.)
Number of Holdings	123

ANNUALIZED PERFORMANCE

	Class I JIBDX	Benchmark -
1 YEAR:	2.74%	1.69%
3 YEAR:	3.16%	3.06%
5 YEAR:	2.24%	2.02%
10 YEAR:	1.90%	1.61%

FUND DESCRIPTION

Johnson Institutional Short Duration Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary quality yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the ICE BofAML U.S. Corp & Gov't Index, 1-3 Years
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated – no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes Short Duration maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	1ST QTR 2021	YTD	2020	2019	2018	2017	2016
CLASS I - JIBDX	-0.53%	-0.53%	3.91%	4.65%	1.16%	1.54%	1.68%
CLASS F - JIMDX	-0.60%	-0.60%	3.82%	4.36%			
BENCHMARK	-0.28%	-0.28%	4.07%	4.07%	1.63%	0.86%	1.29%

For more information on our products and services please contact a member of the our Sales & Client Service Team at 513.389.2770.

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ ICE BofAML U.S. CORP & GOV'T, 1-3 YRS

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President & CIO
• 27 Years Industry Experience

Dale Coates, CFA
• Vice President & Portfolio Manager
• 38 Years Industry Experience

Michael Leisring, CFA
• Director of Fixed Income
• 21 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 12 Years Industry Experience

David Theobald, CFA
• Portfolio Manager
• 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Short Duration Bond Fund, at least through April 30, 2021, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2021. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2021 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2020 To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.







JOHNSON
MUTUAL FUNDS

Johnson Institutional Intermediate Bond Fund

CLASS I: JIBEX CLASS F: JIMEX

AS OF: MARCH 31, 2020

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS F

★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBEX	JIMEX
CUSIP:	479164709	479164824
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg Barclays Intermediate US Gov't/Credit Bond Index

Average Credit Quality:	AA-
SEC Yield:	1.02% (Class I)
Effective Duration:	4.57 years
Weighted Average Life:	5.07 years
Portfolio Turnover:	34.16% (12-mo.)
Number of Holdings	87

ANNUALIZED PERFORMANCE

	Class I JIBEX	Benchmark -
1 YEAR:	1.99%	2.01%
3 YEAR:	4.55%	4.36%
5 YEAR:	3.26%	2.79%
10 YEAR:	3.29%	2.88%

FUND DESCRIPTION

Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays Intermediate US Gov't/Credit Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated – no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes intermediate maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	1ST QTR 2021	YTD	2020	2019	2018	2017	2016
CLASS I – JIBEX	-2.27%	-2.27%	7.20%	7.53%	0.42%	2.99%	3.37%
CLASS F – JIMEX	-2.37%	-2.37%	7.07%	7.35%			
BENCHMARK	-1.86%	-1.86%	6.43%	6.80%	0.88%	2.14%	2.08%

For more information on our products and services please contact a member of the our Sales & Client Service Team at 513.389.2770.

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG BARCLAYS INTERMEDIATE US GOV'T/CREDIT BOND INDEX

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President & CIO
• 27 Years Industry Experience

Dale Coates, CFA
• Vice President & Portfolio Manager
• 38 Years Industry Experience

Michael Leisring, CFA
• Director of Fixed Income
• 21 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 12 Years Industry Experience

David Theobald, CFA
• Portfolio Manager
• 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2021, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2021. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2021 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2020. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

©2020 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.





Johnson Institutional Core Bond Fund

JOHNSON MUTUAL FUNDS

CLASS I: JIBFX CLASS F: JIMFX

AS OF: March 31, 2021

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★★★

CLASS F

★★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBFX	JIMFX
CUSIP:	479164808	479164790
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg Barclays US Aggregate Bond Index

Average Credit Quality:	A+
SEC Yield:	1.46% (Class I)
Effective Duration:	6.56 years
Weighted Average Life:	7.83 years
Portfolio Turnover:	31.99% (12-mo.)
Number of Holdings	151

ANNUALIZED PERFORMANCE

	Class I JIBFX	Benchmark -
1 YEAR:	0.25%	0.71%
3 YEAR:	5.22%	4.65%
5 YEAR:	3.63%	3.15%
10 YEAR:	4.01%	3.44%

FUND DESCRIPTION

Johnson Institutional Core Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays US Aggregate Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is that bonds should act like bonds, especially during periods of economic and market stress. In other words, there should be no surprises in a bond portfolio. Therefore, the team focuses exclusively on quality securities and only utilizes investment-grade rated bonds that are dollar denominated – no derivatives, no currency exposure, and no high-yield.

The team also understands that income drives returns over time for bond investors, which leads to an emphasis on yield spread products in the portfolio. The credit portion of the portfolio is shorter in duration and emphasizes intermediate maturity securities. This provides more opportunities for both yield curve and credit curve roll returns. The team's disciplined credit process also eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing this with longer duration government bonds, but underweight compared to the benchmark, provides a hedge to the portfolio emphasis on credit and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	1ST QTR 2021	YTD	2020	2019	2018	2017	2016
CLASS I - JIBFX	-4.01%	-4.01%	9.71%	8.94%	0.13%	3.72%	3.67%
CLASS F - JIMFX	-3.97%	-3.97%	9.57%	8.56%			
BENCHMARK	-3.37%	-3.37%	7.51%	8.72%	0.01%	3.54%	2.65%

For more information on our products and services please contact a member of the our Sales & Client Service Team at 513.389.2770.

QUALITY WEIGHTINGS:


Agency & Treasury
AAA
AA
A
BBB
No Rating
0%
10%
20%
30%
40%
50%
60%
70%
80%

SECTOR WEIGHTINGS:


Treasury
Agency
Bank and Finance
Industrial
Utility
Munis
MBS
CDs
0%
10%
20%
30%
40%

JOHNSON BLOOMBERG BARCLAYS US AGGREGATE BOND INDEX

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- President & CIO
- 27 Years Industry Experience

Dale Coates, CFA
- Vice President & Portfolio Manager
- 38 Years Industry Experience

Michael Leisring, CFA
- Director of Fixed Income
- 21 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 12 Years Industry Experience

David Theobald, CFA
- Portfolio Manager
- 13 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Core Bond Fund, at least through April 30, 2021, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2021. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2021 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2020. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.



JOHNSON
MUTUAL FUNDS

Johnson Enhanced Return Fund

AS OF: MARCH 31, 2021

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

★★★★★

KEY FACTS

Ticker:	JENHX
CUSIP:	479164881
Launch Date:	12/30/2005
Expense Ratio:	0.35%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark
S&P 500 Index

Average Credit Quality:	AA-
Effective Duration:	2.38years
Weighted Average Life:	2.69 years
Portfolio Yield:	0.42%
Portfolio Turnover:	49.54% (12-mo.)
Number of Holdings	109

ANNUALIZED PERFORMANCE

	JENHX	Benchmark
1 YEAR:	57.93%	56.35%
3 YEAR:	17.21%	16.78%
5 YEAR:	16.23%	16.29%
10 YEAR:	14.28%	13.91%

FUND DESCRIPTION

Johnson Enhanced Return Fund aims to outperform the S&P 500 Index with low tracking error and comparable volatility. The Fund seeks to accomplish this by providing investment exposure to the large cap equity market through the use of S&P 500 index futures, combined with alpha generating short duration investment-grade fixed income securities.

FUND HIGHLIGHTS

- Blend of S&P 500 Futures Contracts and high quality Fixed Income
- Approximately 5% of portfolio held on margin/95% invested in high quality short duration bonds
- Proprietary quality yield approach
- Fixed Income component is 100% Investment Grade
- Diversification by Sector, Issuer and Maturity
- No derivatives, no high yield, no foreign currency exposure

INVESTMENT STRATEGY

Replicate the S&P 500 Index

- Long positions in S&P 500 Index futures to match fund NAV
- Futures returns will track the index, minus an implied financing cost
- Approximately 5% of portfolio maintained on margin

Generate Alpha with Fixed Income

- Remaining fund assets invested in short duration investment-grade bonds
- Bond returns in excess of futures' financing cost generate alpha
- No high yield, no currency, no derivatives

INVESTMENT PHILOSOPHY

The Johnson Enhanced Return Fund strategy is based on the principle that a passive equity approach combined with an actively managed fixed income portfolio can outperform the market over time. The Fund uses S&P 500 Index futures to gain equity market exposure while investing the fund's remaining assets in investment-grade fixed income securities. The approach can be segmented into two components: replication of the equity market through a futures position, and a short duration investment-grade bond portfolio. The futures contracts are used to track the price movements of the S&P 500 Index (beta), but the key to generating outperformance is the value added from the bond portfolio (alpha).

To accomplish this objective, the team maintains long positions in S&P 500 futures contracts in order to track the price movement of the index. Careful attention is paid to the premium and liquidity of the futures contracts selected in order to provide the closest alignment with the price movement of the S&P 500 Index. S&P 500 futures contracts provide the index return less an implied financing cost (also known as "cost-of-carry") which typically tracks money market yields. In order to establish the futures position approximately 5% of the portfolio is held on margin, and the remainder is retained for investment in a short duration bond portfolio designed to outperform the futures' cost-of-carry with minimal tracking error. By earning this excess return, the bond portfolio provides alpha that can allow the combined portfolio's total return to exceed the return of the S&P 500. While the Fund seeks to outperform the S&P 500 Index, it may not always do so.

The cornerstones of the team's fixed income approach are to emphasize non-government securities and capture the slope of the yield curve. Around that foundation, investment decisions are made with respect to sector allocation, maturity structure, and individual security to capture the relative value of the bond market within a strict management framework. Total portfolio duration is generally between 1 and 3 years. The team's experience has shown that the combination of quality and yield in a short duration bond portfolio should consistently provide excess return versus futures' cost-of-carry, and therefore more predictable alpha to the Enhanced Return Fund.

CALENDAR YEAR PERFORMANCE

	1ST QTR 2021	YTD	2020	2019	2018	2017	2016
JENHX	5.41%	5.41%	19.38%	33.80%	-6.06%	21.39%	12.89%
BENCHMARK	6.16%	6.16%	18.40%	31.49%	-4.38%	21.83%	11.96%

For more information on our products and services please contact a member of the our Sales & Client Service Team at 513.389.2770.

APPROACH, COMBINATION OF ACTIVE AND INDEX MANAGEMENT

Benefits of Active Management

- Returns that are able to outperform the index
- Ability to adapt to changing market conditions

Benefits of Index Management

- Benchmark correlation
- Lower volatility, lower fees

	ACTIVE	PASSIVE	JOHNSON ENHANCED
ALPHA	-0.62	-0.05	0.11
BETA	1.04	1.00	1.03
TRACKING ERROR	4.64	0.05	1.13
STANDARD DEVIATION	14.81	13.54	13.94
UPSIDE CAPTURE	100.50	99.88	102.24
DOWNSIDE CAPTURE	102.95	100.06	100.33
SHARPE RATIO	0.88	0.98	0.99
INFORMATION RATIO	-0.25	-0.59	0.43

Table Source: eVestment. Trailing 10 years as of 03/31/2021. Active is defined as the median of the eVestment Large Cap Equity pooled vehicles. Passive is the median of the eVestment Passive S&P 500 Equity pooled vehicles Universe. All comparisons are net-of-fees.

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- President & CIO
- 27 Years Industry Experience

Dale Coates, CFA
- Vice President & Portfolio Manager
- 38 Years Industry Experience

Michael Leisring, CFA
- Director of Fixed Income
- 21 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 12 Years Industry Experience

David Theobald, CFA
- Portfolio Manager
- 13 Years Industry Experience

Table Glossary: Alpha-excess returns generated for a given level of risk; Beta-a measure of volatility or systematic risk of a security or portfolio in comparison to the market as a whole; Tracking Error-the annualized standard deviation of excess return to the benchmark; Standard Deviation-Standard deviation of return measures the average deviations of a return series from its mean, and is often used as a measure of risk. A large standard deviation implies that there have been large swings in the return series of the manager. Measure of total risk; Upside Capture- measures the percentage of market gains captured by a manager when markets are up. Ratio over 100 indicates fund generally outperformed the benchmark during periods of positive returns for the benchmark; Downside Capture-measures the percentage of market losses endured by a manager when markets are down. Ratio of less than 100 indicates that a fund has lost less than its benchmark in periods of benchmark loss; Sharpe Ratio-a risk- adjusted measure of return which uses standard deviation to represent risk. (Average Portfolio Return - Risk Free Rate)/Standard Deviation; Information Ratio-a measure of risk-adjusted returns of a portfolio vs. a benchmark. It is the summation of the annualized excess returns divided by the annualized standard deviation of excess returns. The Information Ratio measures the consistency with which a manager beats a benchmark.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. For more information, please carefully read the most recent prospectus dated May 1, 2020. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations. The Fund may be slightly under-invested or slightly over-invested compared to the underlying S&P 500 equity index, which could cause the Fund to be slightly less or more volatile than the underlying index, and the Fund's returns from the futures contracts may not mirror the underlying index.